

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 13, 2009

Mr. S. R. Mills
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

> **Re:** **Archer Daniels Midland Company**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **Response Letter Dated December 23, 2008**
> **File No. 001-00044**

Dear Mr. Mills:

We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements

Note 7. Debt and Financing Arrangements, page 51

1. We have read your response to prior comment 2, concerning your accounting for and disclosure about the $1.75 billion of Debentures and the Equity Units issued in conjunction with your debt financing in June 2008.

    We understand that you allocated the net proceeds between the Debentures and the Equity Units based on the relative fair value of these instruments in accordance with the guidance in APB 14.

We also understand that the holders of these Equity Units are different from holders of warrants in that they have an *obligation* rather than only an option to buy the underlying security.   Please explain why you believe the allocation guidance in APB 14 is applicable given that the Equity Units do not represent warrants, and explain how you determined that the quarterly contract adjustment payments associated with the Equity Units do not represent an incremental financing cost that should be accounted for in accordance with paragraph 11 of APB 21.

In addition, please explain to us your objectives for structuring this financing arrangement to include the issuance of separate Equity Units in connection with the issuance of the debentures.

2.   We understand from your response to prior comment 2 that you have assigned a zero value to the forward purchase contracts. However, we note that you have valued the periodic contract adjustment payments required by the contracts at $75 million which you recorded as a reduction to shareholder's equity. Please reconcile the inconsistencies in these valuations. Also explain how you allocated a $35 million in issuance costs to the equity portion of the Equity Units.

3.   We note your disclosure on page 53 in which you explain that concurrent with the issuance of convertible senior notes in 2007, you purchased call options and sold warrants in private transactions with the intention of reducing the potential dilution upon future conversions of the Notes and effectively increasing the conversion price of the notes. Further, we note you recorded the net cost of the call option and warrant transactions as a reduction of shareholders' equity. Please provide details of the salient terms of these arrangements. In addition, tell us whether any of these transactions were entered into with the same counterparty. Finally, explain how you determined that the cost of the call options did not represent an incremental financing cost that would need to be accounted for in accordance with paragraph 11 of APB 21.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief